# Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on June 23, 2022

NFA ID 0338960 UBS AG
Submitted by VINAY BARVE (BARVEV3)

## Business Information

| | |
|---|---|
| Street Address 1 | BAHNHOFSTRASSE 45 |
| City | ZURICH |
| Zip/Postal Code | CH 8001 |
| Country | SWITZERLAND |
| Phone Number | 44 207 5682413 |
| Fax Number | Not provided |
| Email | KAROLINA.MIKOLAJOW@UBS.COM |
| Website/URL | Not provided |
| CRD/IARD ID | Not provided |

## Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | KAROLINA |
| Last Name | MIKOLAJOW |
| Street Address 1 | UBS AG |
| Street Address 2 | 5 BROADGATE |
| City | LONDON |
| Zip/Postal Code | EC2M 2QS |
| Country | UNITED KINGDOM |
| Phone | 44 207 5682413 |
| Email | KAROLINA.MIKOLAJOW@UBS.COM |

## Location of Business Records

| | |
|---|---|
| Street Address 1 | BAHNHOFSTRASSE 45 |
| City | ZURICH |
| Zip/Postal Code | CH 8001 |
| Country | SWITZERLAND |

## Registration Contact Information

| | |
|---|---|
| First Name | JODY |
| Last Name | NEJAIME |
| Title | DIRECTOR |
| Street Address 1 | 600 WSHINGTON BLVD |
| City | STAMFORD |
| State (United States only) | CONNECTICUT |
| Zip/Postal Code | 06901 |
| Country | UNITED STATES |
| Phone | 203-719-3998 |
| Email | JODY.NEJAIME@UBS.COM |

## Enforcement/Compliance Communication Contact Information

| | |
|---|---|
| First Name | REGINA |
| Last Name | ALTER |
| Title | DIRECTOR |
| Street Address 1 | 1285 AVENUE OF THE AMERICAS |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10019 |
| Country | UNITED STATES |
| Phone | 212 713-8384 |
| Email | REGINA.ALTER@UBS.COM |

| | |
|---|---|
| First Name | MICHAEL STEWART |
| Last Name | ANSLOW |
| Title | DIRECTOR |
| Street Address 1 | 1285 AVENUE OF THE AMERICAS |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10019 |
| Country | UNITED STATES |
| Phone | 212 713-6191 |
| Email | MICHAEL.ANSLOW@UBS.COM |

| | |
|---|---|
| First Name | PATRICK |
| Last Name | DIMARCO |
| Title | MANAGING DIRECTOR |
| Street Address 1 | ONE NORTH WACKER DRIVE |
| City | CHICAGO |
| State (United States only) | ILLINOIS |
| Zip/Postal Code | 60606 |
| Country | UNITED STATES |
| Phone | 312 525 6518 |
| Email | PATRICK.DIMARCO@UBS.COM |

| | |
|---|---|
| First Name | RICHARD |
| Last Name | KENNEDY |
| Title | MANAGING DIRECTOR |
| Street Address 1 | 5 BROADGATE |
| City | LONDON |
| Zip/Postal Code | EC2M 2QS |

| | |
|---|---|
| Country | UNITED KINGDOM |
| Phone | +44-7788-267511 |
| Email | RICHARD.KENNEDY@UBS.COM |

| | |
|---|---|
| First Name | ANDREW |
| Last Name | WEG |
| Title | EXECUTIVE DIRECTOR |
| Street Address 1 | 1000 HARBOUR BLVD |
| Street Address 2 | 8TH FLOOR |
| City | WEEHAWKEN |
| State (United States only) | NEW JERSEY |
| Zip/Postal Code | 07086 |
| Country | UNITED STATES |
| Phone | 212 882-6829 |
| Email | ANDREW.WEG@UBS.COM |

## Membership Contact Information

Membership Contact

| | |
|---|---|
| First Name | JODY |
| Last Name | NEJAIME |
| Title | DIRECTOR |
| Street Address 1 | 600 WASHINGTON BLVD |
| City | STAMFORD |
| State (United States only) | CONNECTICUT |
| Zip/Postal Code | 06901 |
| Country | UNITED STATES |
| Phone | 202-719-3998 |
| Email | JODY.NEJAIME@UBS.COM |

Accounting Contact

| | |
|---|---|
| First Name | JODY |
| Last Name | NEJAIME |
| Title | DIRECTOR |
| Street Address 1 | 1 FINSBURY AVENUE |
| City | LONDON |
| Zip/Postal Code | EC2M 2PP |
| Country | UNITED KINGDOM |
| Phone | 203-719-3998 |
| Email | JODY.NEJAIME@UBS.COM |

Arbitration Contact

| | |
|---|---|
| First Name | MICHAEL |
| Last Name | TOPIEL |
| Title | DIRECTOR |
| Street Address 1 | 1285 AVENUES OF THE AMERICAS |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10019 |
| Country | UNITED STATES |
| Phone | 212 713 4130 |
| Email | MICHAEL.TOPIEL@UBS.COM |

Compliance Contact

| | |
|---|---|
| First Name | PATRICK |
| Last Name | DIMARCO |
| Street Address 1 | ONE NORTH WACKER DRIVE |
| City | CHICAGO |
| State (United States only) | ILLINOIS |
| Zip/Postal Code | 60606 |
| Country | UNITED STATES |
| Phone | 312-525-5734 |
| Email | PATRICK.DIMARCO@UBS.COM |

Chief Compliance Officer Contact
First Name                    RICHARD
Last Name                     KENNEDY
Title                         MANAGING DIRECTOR
Street Address 1              5 BROADGATE
City                          LONDON
Country                       UNITED KINGDOM
Phone                         44 2348630
Email                         RICHARD.KENNEDY@UBS.COM

## Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.



## U.S. Address for the Production of Business Records

| | |
|---|---|
| Office Of | UBS |
| Street Address 1 | 600 WASHINGTON BLVD |
| City | STAMFORD |
| State | CONNECTICUT |
| Zip/Postal Code | 06901 |



## Membership Information

Viewed on June 23, 2022

NFA ID 0338960 UBS AG

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
THE SECURITIES AND EXCHANGE COMMISSION



## Principal Information

Individual Information

| | |
|---|---|
| NFA ID | 0451077 |
| Name | ATHANASOPOULOS, GEORGE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-04-2013 |

| | |
|---|---|
| NFA ID | 0523561 |
| Name | BARRON, JASON |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-20-2019 |

| | |
|---|---|
| NFA ID | 0510864 |
| Name | CHIN, DAVID |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 03-13-2018 |

| | |
|---|---|
| NFA ID | 0534107 |
| Name | HAMERS, RALPH ADRIANUS JOSEPH GERARDUS |
| TItle(s) | CHIEF EXECUTIVE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-28-2021 |

| | |
|---|---|
| NFA ID | 0523559 |
| Name | HENDRICKS, DARRYLL |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-07-2019 |

| | |
|---|---|
| NFA ID | 0259774 |
| Name | KAROFSKY, ROBERT BROOKS |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-23-2015 |

| | |
|---|---|
| NFA ID | 0517849 |
| Name | KENNEDY, RICHARD SAINT JOHN |
| TItle(s) | CHIEF COMPLIANCE OFFICER |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 12-05-2018 |

| | |
|---|---|
| NFA ID | 0532827 |
| Name | KHAN, IQBAL |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-28-2022 |

| | |
|---|---|
| NFA ID | 0301278 |
| Name | LEONE, CHRISTOPHER MARTIN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-28-2021 |

| | |
|---|---|
| NFA ID | 0480988 |
| Name | LESPERANCE, ZOE ROSALYN |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 10-21-2020 |

| | |
|---|---|
| NFA ID | 0486000 |
| Name | MARTIN JIMENEZ, BEATRIZ |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |

| | |
|---|---|
| Effective Date | 05-07-2015 |
| | |
| NFA ID | 0075619 |
| Name | NARATIL, THOMAS C |
| TItle(s) | MANAGING MEMBER-LLC OR LLP |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 01-11-2013 |
| | |
| NFA ID | 0515486 |
| Name | NEWCOMB, CATHERINE A |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-29-2021 |
| | |
| NFA ID | 0510863 |
| Name | OFICIALDEGUI, FRANCISCO JAVIER |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 02-21-2018 |
| | |
| NFA ID | 0523560 |
| Name | PERSSON, DAN FOLKE |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 09-26-2019 |
| | |
| NFA ID | 0543433 |
| Name | RITCHIE, PAUL DANIEL |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | PENDING |
| Effective Date | 04-20-2022 |
| | |
| NFA ID | 0518327 |
| Name | RONNER, MARKUS |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |

| | |
|---|---|
| Status | APPROVED |
| Effective Date | 01-08-2019 |

| | |
|---|---|
| NFA ID | 0548106 |
| Name | SOUKI, IMED |
| TItle(s) | HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION |
| 10% or More Interest | No |
| Status | APPROVED |
| Effective Date | 06-21-2022 |

Holding Company Information

| | |
|---|---|
| NFA ID | 0483182 |
| Full Name | UBS GROUP AG |
| 10% or More Interest | Yes |
| Status | APPROVED |
| Effective Date | 12-08-2014 |

# Registration Information Change

NFA ID  0338960    UBS AG

**NON-U.S. REGULATOR INFORMATION UPDATED**

**NON-U.S. REGULATOR(S)  DURING THE PAST FIVE YEARS:**  AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION (ASIC)
FINANCIAL SUPERVISORY COMMISSION OF TAIWAN
JAPAN SECURITIES DEALERS ASSOCIATION (JSDA)
PRUDENTIAL REGULATION AUTHORITY (PRA)
AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY (APRA)
BANK OF JAPAN (BOJ)
CAYMAN ISLANDS MONETARY AUTHORITY
CHINA SECURITIES REGULATORY COMMISSION
DUBAI FINANCIAL SERVICES AUTHORITY (DFSA)
FINANCIAL CONDUCT AUTHORITY (FCA)
FINANCIAL SECTOR CONDUCT AUTHORITY (FSCA)
FINANCIAL SERVICES AGENCY (FSA)
HONG KONG MONETARY AUTHORITY
JERSEY FINANCIAL SERVICES COMMISSION
MINISTRY OF FINANCE (JAPAN)
MONETARY AUTHORITY OF SINGAPORE (MAS)
SECURITIES AND FUTURES COMMISSION (HONG KONG)
SINGAPORE EXCHANGE DERIVATIVES CLEARING LIMITED (SGX-DC)
SINGAPORE EXCHANGE DERIVATIVES TRADING LIMITED (SGX-DT)
SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)
THE FINANCIAL FUTURES ASSOCIATION OF JAPAN (FFA)
OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS CANADA (OSFI)
QATAR FINANCIAL CENTRE REGULATORY AUTHORITY (QFCRA)
BANK OF ENGLAND
KOREA EXCHANGE (KRX)
BANK OF KOREA (BOK)
FINANCIAL SUPERVISORY SERVICE (FSS)
FINANCIAL SERVICES COMMISSION (FSC) (SOUTH KOREA)
MINISTRY OF STRATEGY AND FINANCE (MOSF)
ASX LIMITED
SWEDISH FINANCIAL SUPERVISORY AUTHORITY (FSA)

**FILED BY:**                                                    VINAY BARVE - barvev3

**FILED ON:**                                                    10/28/2021 3:49:33 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.



## Disciplinary Information - Regulatory Disclosures

Viewed on June 23, 2022

NFA ID 0338960 UBS AG

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D


In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E


In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F


Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G


Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H


Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I


Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

Yes

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C


Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes



## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

# Firm Regulatory Disclosure Matter Page

## NATIONAL FUTURES ASSOCIATION

Filed on September 03, 2021
NFA ID 0338960 UBS AG
Submitted by MARIA PISANI (PISANIM1)

The question(s) you are disclosing the regulatory action under:

☑ G.

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

## Regulatory Case Information

### Regulatory Information

Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: KOREA EXCHANGE (KRX)

### Case Information

| | |
|---|---|
| Case Number | GAMSIGONGGAM-111 |
| Case Status | FINAL |
| Date Resolved | July 2021 |
| Sanctions imposed | |
| RESTRICTIONS/CONDITIONS | |

## Comments

ON 25 MAY 2021, UBS AG INADVERTENTLY CONDUCTED PARTIALLY UNCOVERED SHORT SELLING IN KOREA.THIS IS A ONE-OFF INCIDENT INVOLVING MIS-BOOKING BY HUMAN ERROR WHICH OCCURRED AS RESULT OFA STANDARD MANUAL PROCESS REQUIRED WHEN GLOBALONE (THE GLOBAL BOOKS AND RECORDS FORSTOCK, BORROW & LENDING) WAS OFFLINE FOR ITS DAILY BATCH RUNS. THIS LED TO AN INCORRECT LEVELOF AVAILABLE INVENTORY RECORDED, RESULTING IN THE UNCOVERED TRADES. REMEDIATION ACTIONS HAVEBEEN PUT IN PLACE TO ENHANCE SYSTEMS CONFIGURATIONS TO AVOID THE MANUAL PROCESS.

KRX IMPOSED RESTRICTION ON UBS AG WHEN ENGAGING IN NEW SHORT SELLING ACTIVITY IN KOREAFOR A PERIOD OF 80 DAYS. IF THERE IS COVERED SHORT SELL ORDER BY UBS AG, THERE ISREQUIREMENT OF PRE-DELIVERY OF BORROWED SHARES TO THE BROKER BEFORE ORDER (PRE-MARGINING REQUIREMENT).THE RESTRICTION AND PRE-MARGINING REQUIREMENT IMPOSED ON UBS AG (AS DETAILED IN THERESPONSE TO ITEM 12B ABOVE) WAS COMMUNICATED BY KRX ON 28 JULY 2021, WITH THE EFFECTIVESTART DATE OF THE 80-DAY RESTRICTION OF 29 JULY 2021.

UBS AG HAS REQUESTED CLIENTS THAT UTILIZE SYNTHETIC SHORT ACCESS PRODUCT RELATED TO KOREAMARKET OFFERED BY UBS AG TO TRADE THROUGH ALTERNATIVE PROVIDERS DURING THIS

PERIOD.

## Supporting Documentation

| | |
|---|---|
| Description | KRX ACTION LETTER |
| File Name | KRX action letter20210728.pdf |

# Firm Regulatory Disclosure Matter Page

## NATIONAL FUTURES ASSOCIATION

Filed on December 11, 2019
NFA ID 0338960 UBS AG
Submitted by MOLLIE WAKEFIELD (WAKEFIELDM1)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

## Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: MONETARY AUTHORITY OF SINGAPORE (MAS)

Case Information

| | |
|---|---|
| Case Number | NONE |
| Case Status | FINAL |
| Date Resolved | November 2019 |
| Sanctions imposed | |

OTHER: CIVIL PENALTY AND REPRIMAND

## Comments

https://www.mas.gov.sg/regulation/enforcement/enforcement-actions/mas-imposes-civil-penalty-on-ubs-for-deceptive-trades-by-its-client-advisors

Please see attached filing made to FINRA for further details.

## Supporting Documentation

| | |
|---|---|
| Description | FINRA FILING |
| File Name | FORM BD  7654 filing for UBS AG  MAS matter  121119.pdf |

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960    UBS AG

## FIRM REGULATORY MATTER INFORMATION FILED

**MATTER NAME:**   LIBOR MATTER

**MATTER DETAIL:**  ON 19 DECEMBER 2012, UBS AG ENTERED SETTLEMENTS WITH THE US DEPARTMENT OF JUSTICE (DOJ), UK FINANCIAL SERVICES AUTHORITY, AND COMMODITY FUTURES TRADING COMMISSION (CFTC) IN CONNECTION WITH THEIR INVESTIGATIONS OF LIBOR AND OTHER BENCHMARK INTEREST RATES. THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) HAS ALSO ISSUED AN ORDER CONCLUDING ITS FORMAL PROCEEDINGS WITH RESPECT TO UBS. UBS AGREED TO PAY A TOTAL OF APPROXIMATELY CHF 1.4 BILLION IN FINES AND DISGORGEMENT. UBS WILL PAY GBP 160 MILLION IN FINES TO THE FSA AND CHF 59 MILLION AS DISGORGEMENT OF ESTIMATED PROFITS TO FINMA. THE BOARD HAS AUTHORIZED A PAYMENT OF FINES TOTALING USD 1.2 BILLION TO THE DOJ AND CFTC. THESE MONIES WOULD BE PAID ACCORDING TO SPECIFIED PAYMENT SCHEDULES. THE CONDUCT DESCRIBED IN THE SETTLEMENTS INCLUDES THE FOLLOWING: CERTAIN UBS PERSONNEL ENGAGED IN EFFORTS TO MANIPULATE SUBMISSIONS FOR CERTAIN BENCHMARK RATES TO BENEFIT TRADING POSITIONS; CERTAIN EMPLOYEES AT THE BANK COLLUDED WITH EMPLOYEES AT OTHER BANKS AND CASH BROKERS TO INFLUENCE CERTAIN BENCHMARK RATES TO BENEFIT THEIR TRADING POSITIONS; CERTAIN PERSONNEL GAVE INAPPROPRIATE DIRECTIONS TO UBS SUBMITTERS THAT WERE IN PART MOTIVATED BY A DESIRE TO AVOID UNFAIR AND NEGATIVE MARKET AND MEDIA PERCEPTIONS DURING THE FINANCIAL CRISIS. THE CONDUCT ENCOMPASSED BY THE SETTLEMENTS INCLUDES YEN LIBOR, GBP LIBOR, CHF LIBOR, EURO LIBOR, USD LIBOR, EURIBOR AND EUROYEN TIBOR, ALTHOUGH THE NATURE AND EXTENT OF THE CONDUCT IN QUESTION VARIED SIGNIFICANTLY FROM ONE CURRENCY TO ANOTHER. UBS AG ENTERED INTO A NON-PROSECUTION AGREEMENT (NPA) WITH DOJ RELATING TO UBS AG AND ALL OF ITS SUBSIDIARIES AND AFFILIATES EXCEPT UBS SECURITIES JAPAN CO. LTD., (UBSSJ). UBSSJ, A SUBSIDIARY OF UBS AG, AGREED TO ENTER A PLEA OF GUILTY TO ONE COUNT OF WIRE FRAUD IN THE U.S. FEDERAL DISTRICT COURT FOR CONNECTICUT RELATING TO THE MANIPULATION OF CERTAIN BENCHMARK INTEREST RATES, INCLUDING YEN LIBOR.

**FILED BY:**    ROBIN COOPER - COOPERR2

**FILED ON:**    12/26/2012 12:13:31 PM

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM REGULATORY MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | LIBOR MATTER -FINMA FINALIZATION |
| **MATTER DETAIL:** | ON 19 DECEMBER 2012 THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) ANNOUNCED THAT IT CONCLUDED ITS ADMINISTRATIVE PROCEEDINGS AGAINST UBS AG IN CONNECTION WITH THE SUBMISSION OF BENCHMARK INTEREST RATES. IN ITS ORDER, FINMA ESTABLISHED THAT UBS VIOLATED SWISS FINANCIAL MARKET LEGISLATION, IMPOSED SUPERVISORY MEASURES AND DISGORGEMENT OF CHF 59 MILLION TO THE SWISS CONFEDERATION. THE ORDER BECAME FINAL ON 2/1/2013. |
| **FILED BY:** | ROBIN COOPER - COOPERR2 |
| **FILED ON:** | 3/1/2013 1:54:03 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM REGULATORY MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | EUROPEAN COMMISSION CASE |
| **MATTER DETAIL:** | IN OCTOBER 2014, UBS REACHED A SETTLEMENT WITH THE EUROPEAN COMMISSION REGARDING ITS INVESTIGATION OF BID-ASK SPREADS IN CONNECTION WITH SWISS FRANC INTEREST RATE DERIVATIVES AND AGREED TO PAY A EUR 12.65 MILLION FINE. THIS CONVERTED TO $15,753,032.30 |
| **FILED BY:** | ROBIN COOPER - COOPERR2 |
| **FILED ON:** | 11/20/2014 2:36:59 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960   UBS AG

**FIRM REGULATORY MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | FOREX TRADING MATTER FINMA |
| **MATTER DETAIL:** | ON 12 NOVEMBER 2014, THE SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY ANNOUNCED THAT IT HAD ISSUED AN ORDER CONCERNING UBS AG'S FOREIGN EXCHANGE AND PRECIOUS METALS TRADING IN ZURICH, SWITZERLAND. FINMA CONCLUDED THAT UBS AG HAD VIOLATED THE REGULATORY REQUIREMENTS FOR ENSURING PROPER BUSINESS CONDUCT, IMPOSED SUPERVISORY MEASURES, AND ORDERED DISGORGEMENT OF CHF 133.9 MILLION. |
| **FILED BY:** | ROBIN COOPER - COOPERR2 |
| **FILED ON:** | 12/9/2014 11:30:49 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM CRIMINAL DISCLOSURE QUESTION A CHANGED**

**QUESTION:** **Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?**

**ANSWER:**    YES

**FILED BY:**   ROBIN COOPER - COOPERR2

**FILED ON:**   6/10/2015 2:38:55 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO**

| | |
|---|---|
| **SDDI PROCESS:** | FIRMWEB |
| **SDDI SECTION:** | CRIMINAL DISCLOSURES |
| **SUPPLEMENTAL DOCUMENTATION:** | NO |
| **FILED BY:** | ROBIN COOPER - COOPERR2 |
| **FILED ON:** | 6/10/2015 2:38:55 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID   0338960     UBS AG

**FIRM CRIMINAL MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | FOREX MATTER |
| **MATTER DETAIL:** | UNITED STATES DISTRICT COURT, DISTRICT OF CONNECTICUT,DOCKET/CASE 3:15CR76(RNC). CHARGED 5/20/2015, MATTER IS PENDING ONE COUNT FELONY PLED GUILTY WIRE FRAUD ON MAY 20, 2015, THE DEPARTMENT OF JUSTICE CRIMINAL DIVISION TERMINATED A DECEMBER 19, 2012 NON-PROSECUTION AGREEMENT (THE "NPA") WITH UBS AG. AS A RESULT, ON MAY 20, 2015, UBS AG ENTERED INTO A PLEA AGREEMENT WITH THE DEPARTMENT OF JUSTICE CRIMINAL DIVISION PURSUANT TO WHICH UBS AG AGREED TO AND DID PLEAD GUILTY TO A ONE-COUNT CRIMINAL INFORMATION FILED IN THE DISTRICT OF CONNECTICUT CHARGING UBS AG WITH ONE COUNT OF WIRE FRAUD IN VIOLATION OF 18 USC SECTIONS 1343 AND 1342. AS PART OF THE PLEA AGREEMENT, UBS AG AGREED TO PAY A $203 MILLION PENALTY. THE CRIMINAL INFORMATION CHARGES THAT BETWEEN APPROXIMATELY 2001 AND 2010, UBS AG ENGAGED IN SCHEME TO DEFRAUD COUNTERPARTIES TO INTEREST RATE DERIVATIVES TRANSACTIONS BY MANIPULATING BENCHMARK INTEREST RATES, INCLUDING YEN LIBOR. THE CRIMINAL DIVISION TERMINATED THE NPA BASED ON ITS DETERMINATION, IN ITS SOLE DISCRETION, THAT CERTAIN OF ITS EMPLOYEES COMMITTED CRIMINAL CONDUCT THAT VIOLATED THE NPA, INCLUDING FRAUDULENT AND DECEPTIVE CURRENCY TRADING AND SALES PRACTICES IN CONDUCTING CERTAIN FOREIGN EXCHANGE MARKET TRANSACTIONS WITH CUSTOMERS AND COLLUSION WITH OTHER PARTICIPANTS IN CERTAIN FX MARKETS. |
| **FILED BY:** | ROBIN COOPER - COOPERR2 |
| **FILED ON:** | 6/10/2015 2:45:02 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM REGULATORY MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | SECURITIES AND EXCHANGE COMMISSION CASE NO. 3-16891 |
| **MATTER DETAIL:** | THE SECURITIES AND EXCHANGE COMMISSION ALLEGED THAT UBS NEGLIGENTLY MADE MISLEADING STATEMENTS AND OMISSIONS IN THE OFFER OR SALE OF SECURITIES, WHICH VIOLATED SECTION 17(A)(2)OF THE SECURITIES ACT. UBS HAS NEITHER ADMITTED OR DENIED THESE FINDINGS. UBS AG WAS ISSUED A CEASE AND DESIST ORDER, AND ORDERED TO PAY (1) $10,000,000 IN DISGORGEMENT, (2) $1.5 MILLION IN PREJUDGMENT INTEREST; AND (3) $8,000,000 CIVIL MONETARY PENALTY. |
| **FILED BY:** | ROBIN COOPER - COOPERR2 |
| **FILED ON:** | 10/20/2015 2:10:23 PM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM REGULATORY MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | OCC MAY 31, 2018 SETTLEMENT |
| **MATTER DETAIL:** | UBS AG, STAMFORD BRANCH, UBS AG, MIAMI BRANCH, (COLLECTIVELY, THE "UBS BRANCHES") CONSENTED TO THE ENTRY OF THE CONSENT ORDER ON MAY 31, 2018, PURSUANT TO WHICH THE UBS BRANCHES SHALL COMPLY WITH THE UNDERTAKINGS SET FORTH IN THE CONSENT ORDER, INCLUDING SUBMITTING WRITTEN PROPOSALS FOR APPROVAL BY THE OCC, COVERING THE UBS BRANCHES' BANK SECRECY ACT AND ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM. |
| **FILED BY:** | MOLLIE WAKEFIELD - WAKEFIELDM1 |
| **FILED ON:** | 6/29/2018 10:08:48 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

# Registration Information Change

NFA ID  0338960   UBS AG

**FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED**

**QUESTION:** **Is the firm or sole proprietor a party to any action, or is there a [charge](#) pending, the resolution of which could result in a "Yes" answer to the above questions?**

**ANSWER:**   YES

**FILED BY:**   MOLLIE WAKEFIELD - WAKEFIELDM1

**FILED ON:**   7/12/2019 10:15:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO**

| | |
|---|---|
| **SDDI PROCESS:** | FIRMWEB |
| **SDDI SECTION:** | CRIMINAL DISCLOSURES |
| **SUPPLEMENTAL DOCUMENTATION:** | NO |
| **FILED BY:** | MOLLIE WAKEFIELD - WAKEFIELDM1 |
| **FILED ON:** | 7/12/2019 10:15:51 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

# Registration Information Change

NFA ID  0338960    UBS AG

**FIRM CRIMINAL MATTER INFORMATION FILED**

| | |
|---|---|
| **MATTER NAME:** | FRENCH VERDICT MATTER |
| **MATTER DETAIL:** | DOCUMENTATION WITH DETAILS REQUESTED HERE WILL BE PROVIDED DIRECTLY. |
| **FILED BY:** | MOLLIE WAKEFIELD - WAKEFIELDM1 |
| **FILED ON:** | 7/12/2019 10:16:48 AM |

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.



# Entity Profile Information

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | ALSO SEE NFA ID 0288769 | |
| | EXEMPT FOREIGN FIRM APPROVED | 08/17/2021 |
| | NFA MEMBER APPROVED | 05/08/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |

## Status History Information

| Status | Effective Date |
|---|---|
| ALSO SEE NFA ID 0288769 | |
| EXEMPT FOREIGN FIRM APPROVED | 08/17/2021 |
| EXEMPT FOREIGN FIRM PENDING | 06/24/2021 |
| NFA MEMBER APPROVED | 05/08/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/13/2012 |
| SWAP DEALER PENDING | 12/13/2012 |

## Outstanding Requirements

Annual Due Date: 6/1/2023

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2022

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2023

## Disciplined Employee Summary

## Exempt Foreign Firm Information

| NFA ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 0223988 | UBS SECURITIES LLC | 8/17/2021 | |

| Exemption Category | Exemption Type |
|---|---|
| FUTURES COMMISSION MERCHANT | 30.10 |